SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/12/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
333,485

8. SHARED VOTING POWER
260,190
9. SOLE DISPOSITIVE POWER
333,485
_______________________________________________________

10. SHARED DISPOSITIVE POWER

260,190

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
593,675 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.41%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Western Asset Inflation Management Fund Inc.
("IMF" or the "Issuer").

The principal executive offices of IMF are located at

125 Broad Street
C/O Salomon Brothers Asset Management
New York, NY 10004



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with management about measures to address the disparity between the Fund's stock price and its net asset value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 29, 2013, there were 7,062,862 shares of common stock outstanding as of June 30, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 21, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 593,675 shares of IMF (representing 8.41% of IMF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 593,675 shares of IMF include 333,485 shares (representing 4.72% of IMF's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Funds"). Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 593,675 shares of IMF beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 260,190 shares (representing 3.69% of IMF's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 333,485 shares. Bulldog Investors, LLC has shared power to dispose of and vote 260,190 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of IMF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) During the past 60 days the following shares of IMF were purchased:

Date:		        Shares:		Price:
09/24/13		13,000		16.0490
09/25/13		2,437		16.1200
10/10/13		44,400		16.2912
10/28/13		17,991		16.4563
10/29/13		15,618		16.4560
10/30/13		10,346		16.4549
10/31/13		4,884		16.4200
11/01/13		5,223		16.4000
11/04/13		4,954		16.3500
11/05/13		614		16.2500
11/06/13		10,113		16.2195
11/07/13		6,954		16.2257
11/08/13		5,157		16.0616
11/11/13		5,227		16.0734
11/12/13		175,000		16.0700
11/12/13		7,095		16.0438
11/13/13		3,434		16.0700
11/13/13		13,464		16.0978
11/14/13		9,121		16.1498
11/15/13		4,900		16.1574
11/15/13		4,682		16.2000
11/18/13		4,919		16.3353
11/19/13		6,897		16.3862
11/20/13		18,108		16.3657
11/21/13		55,155		16.3894


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/22/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 22nd day of November, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Western Asset Inflation Management Fund Inc. (IMF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of IMF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member